Baldwin & Lyons, Inc.
1099 North Meridian Street
Indianapolis, IN 46204	Michael B. Edwards
(317) 636-9800	Assistant Vice President – Financial Reporting

December 18, 2009

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    RE:   Baldwin & Lyons, Inc.
    Form 10-K for the year ended December 31, 2008
    File No. 000-05534

Dear Mr. Rosenberg,

Thank you for your letter dated November 20, 2009 in connection with your review of the above captioned filing. This letter will respond to the questions raised in your letter.

Item 1. Business, page 2

Question 1.  Please revise the description of your business to discuss the nature and effect of existing or probable governmental regulations on the business.  In addition, please expand the risk factor captioned “The Company operates in a regulated industry” to provide more specificity about the existing and probable regulatory framework that governs the industry in which the Company operates.

Response - The following represents our prospective revision to Item 1. Business, page 2:

The Company’s businesses are currently subject to insurance industry regulation by each of the fifty states in which the Company’s subsidiaries are licensed.  In addition, minor portions of the Company’s business are subject to regulation by Bermudian and Canadian federal and provincial authorities.  There can be no assurance that, in response to current economic conditions, laws and regulations will not be changed in ways that will require the Company to modify its business models and objectives.  In particular, the Company expects the United States federal government to undertake a substantial review and revision of the regulation and supervision of financial institutions, including insurance companies as well as tax laws and regulation, which could impact the Company’s operations and performance.  While it is currently expected that federal government regulation will be focused on the largest financial companies, additional regulations could increase the cost of compliance to the Company.  Further, while management is not aware of any significant pending changes, the Company is also subject to regulatory risks from changes to state and federal tax laws that may affect the treatment of insurance related deductions or income recognition.

Additionally, changes in laws and regulations governing the insurance industry could have an impact on the Company’s ability to generate income from its insurance company operations.  The Company’s principal subsidiaries are regulated and licensed in all 50 states, the District of Columbia, all Canadian provinces and Bermuda. The Company is obliged to comply with numerous complex and varied governmental regulations in order to maintain its authority to write insurance business.  While the Company has consistently maintained each of its licenses without exception, failure to maintain compliance could result in governmental regulators preventing the Company from writing new business and therefore having a detrimental effect on the Company. Also, the ability for the Company’s insurance subsidiaries to increase insurance rates is regulated for significant portions of the Company’s business and such rate increases can be delayed for substantial periods by regulators.

Response - The following represents our prospective revision to our risk factor captioned “The Company operates in a regulated industry”:

The Company operates in a regulated industry.  Changes in laws and regulations governing the insurance industry could have a significant impact on the Company’s ability to generate income from its insurance company operations.  The Company’s principal subsidiaries are regulated and licensed in all 50 states, the District of Columbia, all Canadian provinces and Bermuda.  The Company is obliged to comply with numerous complex and varied governmental regulations in order to maintain its authority to write insurance business.  Failure to maintain compliance could result in various governmental regulators preventing the Company from writing new business and therefore having a material impact on the Company.  Further, the ability for the Company’s insurance subsidiaries to adjust insurance rates is regulated for significant portions of the Company’s business and such rate adjustments can be delayed for substantial periods by regulators.

Question 2.  We note the discussion on page 2 of your exclusive agreement with a non-affiliated reinsurance broker beginning in 2007.  It appears from your disclosure in Management’s Discussion and Analysis on pages 23 and 25 that the identity of this broker is Paladin Catastrophe Management.  Please revise to identify the name of the broker on page 2 and file this agreement as an exhibit in accordance with Item 601(b)(10) of Regulation S-K, as you have stated that slightly less than half of the net premium volume for your reinsurance segment is produced through your arrangement with Paladin.

Response - We will prospectively revise our future Form 10-K discussion on page 2 to identify Paladin Catastrophe Management as the name of the broker.  Additionally, we will file this agreement as an exhibit in accordance with Item 601(b)(10) of Regulation S-K in our Form 10-K for the year ended December 31, 2009.

Item 1A. Risk Factors, page 17

Question 3.  Please revise your risk factor discussion to eliminate cross-references to broad sections of your annual report and to include substantive disclosure concerning each material risk outlined in your sub-caption.  Your cross-references are not an adequate substitute for the disclosure that is required to be included in this Item.  Please refer to Item 503(c) of Regulation S-K.  For each risk please specify the nature of the risk and its potential impact on the Company.

Response - We will prospectively revise our future Form 10-K risk factor discussion to eliminate cross-references to broad sections of our annual report and we will include substantive disclosure concerning each material risk outlined in our sub-captions.

Question 4.  Please include a risk factor discussing the concentration of ownership of Class A stock in your principal stockholders, as well as your Class B shares’ lack of meaningful voting power, and the resulting inability of your non-affiliated shareholders to influence corporate actions.

Response - We will prospectively revise our Form 10-K risk factor discussion to include the following:

The Company has two classes of common stock with unequal voting rights.  The Company is effectively controlled by its principal stockholders and management, which limits other stockholders’ ability to influence operations   The Company’s executive officers, directors and principal stockholders and their affiliates control over 69% of the outstanding shares of voting Class A common stock and 39% of the outstanding shares of non-voting Class B common stock.  These parties effectively control the Company; direct its affairs, exert significant influence in the election of directors and approval of significant corporate transactions.  The interests of these stockholders may conflict with those of other stockholders and this concentration of voting power has the potential to delay, defer or prevent a change in control.

Question 5.  Please include a risk factor discussing the fact that the Company is not fully collateralized for guarantees made, or the deductible amounts that may be due from, the company’s largest customer and identify such customer.

Response – We will prospectively revise our future Form 10-K risk factor discussion to include the following:

The Company’s largest customer has not fully collateralized its self-insured retentions and deductibles related to policies of insurance provided. The Company’s largest customer, FedEx Ground, and certain of its affiliates, utilize significant self-insured retentions and deductibles under policies of insurance provided by the Company’s insurance subsidiaries.  The Company, as insurer, is responsible should an insured fail to pay its deductibles and, additionally, serves as surety to guaranty payment of self-insured retentions in the event the insured does not pay.  In the case of FedEx Ground, the Company has determined that the financial strength of the customer is sufficient to allow for holding only partial collateral at this time.  We will continue to monitor the financial strength of this customer on an ongoing basis.  Should the Company become responsible for this customer’s self-insured retention and deductible obligations, the collateral held would be insufficient and the Company would sustain a significant operating loss.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Market Risk, page 32

Question 6.  On page 33 you state in reference to your fixed maturity portfolio that “…significant variations in market interest rates could produce quite different results from the hypothetical estimates presented in the next paragraph.”  However, the hypothetical estimates you referred to appear to be missing from the paragraphs that follow.  Please revise your disclosures to include a sensitivity analysis of your fixed maturity portfolio for each investment classification presented in the tabular disclosure on page 43.

Response – We will prospectively enhance our future Form 10-K Market Risk disclosures to provide a sensitivity analysis of our fixed maturity portfolio for each investment classification presented in the tabular disclosure on page 43.  The model is being developed by applying an instantaneous change in yield rates of varying magnitudes on a static balance sheet to determine the effect such a change in rates would have on our current fair value. The analysis will present the sensitivity of the fair value of our financial instruments to selected changes in market rates and prices. The range of change chosen will reflect our view of changes that we believe are reasonably possible over a one-year period. We will emphasize that our selection of the range of values chosen to represent changes in interest rates should not be construed as our prediction of future market events, but rather an illustration of the impact of such events.

Question 7.  Your net gains and losses related to your limited partnerships are a significant component of your total net realized and unrealized losses.  Please provide a sensitivity analysis on your limited partnership investments.

Response – We will prospectively enhance our future Form 10-K Market Risk discussion to provide a sensitivity analysis on our limited partnership investments.  The value of limited partnerships can be affected and are directly correlated by changes in equity markets.  A model is in the process of being developed to analyze the observed changes in the value of limited partnerships held by the Company over an eight year period along with the corresponding changes in S&P 500 equity index and the Indian BSE 500 equity index.  The S&P 500 and Indian BSE 500 indices were selected due to their significant correlation with the vast majority of our current portfolio of limited partnerships. The result of our planned model will allow us to estimate and disclose the change in value of limited partnerships when equity markets, in general, decline by 10% and 25%.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note B – Investments, page 43

Question 8.  Please revise your disclosure to discuss the amount of securities in your investment portfolio that are guaranteed by third parties along with the credit rating with and without the guarantee.  Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Response – We will prospectively revise our Footnote B disclosure to include the following:

The Company’s fixed maturities are over 99% invested in investment grade fixed maturity investments.  The Company has a total of $36.9 million (par value) of fixed maturity investments which were originally issued with guarantees by five different third party insurance companies, with the largest single exposure to a single insurance company being $18 million.  The average S&P credit rating of such investments, with consideration of the guarantee, is AAA.  The average S&P underlying credit rating of such investments, without consideration of the guarantee, is AA.  The Company does not have any direct exposure to any guarantor.

Question 9.  You include unrealized gains and losses of your limited partnership investees in the “Net realized gains (losses) on investments” line item of your consolidated statements of operations.  Please expand your disclosure as follows:
•
Identify the accounting literature that you relied upon to account for the unrealized gains and losses in your limited partnership equity investments as realized gains and losses, including references to specific paragraphs that support your accounting treatments;

•	Disclose the policies and procedures used to validate the values of the limited partnerships received from the general partners and portfolio managers; and
•	Disclose the amount and nature of any significant adjustments that you made to the values of the limited partnerships received from the general partners over the last three years.

Response - Identify accounting literature:

The Company accounts for investments in limited partnerships using the equity method of accounting, which requires an investor in a limited partnership to record, through its income statement, its proportionate share of the limited partnership’s net income or loss.  The application of the equity method in the accompanying consolidated financial statements is due to the nature of our non-controlling ownership in the limited partnerships. For investments in limited partnerships accounted for under the equity method, we maintain an investment account, which is increased by contributions made and by our share of net income of the limited partnerships, and decreased by distributions received and by our share of net losses of the limited partnerships. Our share of each limited partnership's net income or loss, including gains and losses from capital transactions, is reflected in our consolidated statement of operations as a component of "net realized gains (losses) on investments". To the extent that the limited partnership investees include both realized and unrealized investment gains or losses in the determination of net income or loss, then the Company would also recognize, through its income statement, its proportionate share of the investee’s unrealized as well as realized investment gains or losses as "net realized gains (losses) on investments".  These investments include non-controlling ownership interests generally ranging from less than 1% to 26% of the respective limited partnerships.

The Company’s accounting for investments in limited partnerships using the equity method of accounting is supported by the following accounting guidance:
•
EITF Issue No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" ("EITF 04-5")

•	AICPA Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures" as amended by FASB Staff Position No. SOP 78-9-a ("SOP 78-9-a")
•	Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" ("APB 18")
•	EITF Topic No. D-46, "Accounting for Limited Partnership Investments" ("EITF D-46")

Response – Validation policies and procedures:

The Company’s policies and procedures used to validate the values of the limited partnerships received from the general partners include review of quarterly unaudited financial statements and supplemental information as well as annual audited financial statements provided by the general partners.

Response – Significant adjustments:

The Company has recorded no significant adjustments related to the values of the limited partnerships received from the general partners over the last three years.

Note O – Fair Value, page 55

Question 10.  Please revise to include the value of your investments in limited partnerships in the fair value hierarchy table.

Response – As discussed in the previous question, the Company accounts for investments in limited partnerships using the equity method of accounting as required by APB 18.  Under APB 18, limited partnership investments are not carried at fair value; therefore, the limited partnerships do not appear to be subject to the fair value hierarchy table.

Item 10. Directors and Executive Officers of the Registrant

Question 11.  Please expand your disclosure concerning each of your executive officers to include a detailed description of their business experience over the previous five years, including the name and principal business of any corporation or other organization where they were employed, and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant.  Please refer to Item 401(e) of Regulation S-K.

Response - We will prospectively add the following paragraph to Item 10.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT in addition to the existing disclosures:

Each of the named executive officers has worked solely for the Company for the five year period ended December 31, 2009 in the capacities described below.

In addition, we will revise the table and footnotes to read as follows:

The following summary sets forth certain information concerning the Company’s executive officers:

Name	Age	Title
Gary W. Miller	68	Chairman and CEO (1)
Joseph J. DeVito	57	President and COO (2)
G. Patrick Corydon	60	Executive Vice President and CFO (3)
Craig C. Morfas	50	Vice President and Secretary (4)
Mark L. Bonini	50	Vice President (5)

(1) Mr. Miller has served as Chairman and Chief Executive Officer of the Company since 1997.

(2) Mr. DeVito was elected President and Chief Operating Officer in February, 2007. Prior thereto, he served as Executive Vice President from 2001 to 2007.

(3) Mr. Corydon served as Senior Vice President and CFO of the Company since 1997 and was elected Executive Vice President in 2008.

(4)  Mr. Morfas was elected Vice President of Claims of the Company in 2007 and Secretary of the Company in 2008.  Prior thereto, he served as Vice President of Claims for the Company’s subsidiary, Protective Insurance Company, since 1990.

(5) Mr. Bonini has served as Vice President of Marketing of the Company since 2001.

Definitive Proxy Statement on Schedule 14A

Directors and Nominee, page 3

Question 12.  Please expand your disclosure concerning each of your directors, to ensure that you have include a full discussion of their previous five-year business experience, pursuant to Item 401(e) of Regulation S-K and consistent with the comment concerning your executive officers above.

Response - We will prospectively expand the disclosures for the directors, as follows:

STUART D. BILTON                                                        Age 62                                          Director Since 1987

Mr. Bilton has served as Chairman and C.E.O. of Aston Asset Management, LLC., a diversified institutional based investment management firm since 2006.  Mr. Bilton was Vice Chairman of ABN AMRO Asset Management (US), Inc. and Chairman of ABN AMRO Funds, Inc. from 2003 until 2006 and President and Chief Executive Officer of ABN AMRO Asset Management, Inc. from 2001 to 2003.

JOSEPH J. DEVITO                                                           Age 57                                           Director Since 1997

Mr. DeVito was named President and Chief Operating Officer of the Corporation in February, 2007 and President and a director of the Corporation’s wholly owned subsidiaries, Protective Insurance Company (“Protective”) and Sagamore Insurance Company (“Sagamore”).  From 1997 until 2007, Mr. DeVito served as Executive Vice President of the Corporation and President of Sagamore.

OTTO N. FRENZEL IV                                                     Age 49                                           Director Since 2008

Mr. Frenzel has served as Chairman of Kauffman Engineering, Inc., an Indiana based manufacturer of electrical equipment,  since 2001 and he was formerly Chairman of Symphony Bank in Indianapolis from 1997 until 2007.

GARY W. MILLER                                                           Age 68                                           Director Since 1977

Mr. Miller has been Chairman and Chief Executive Officer of the Corporation since 1997 and was President of the Corporation from 1983 until February, 2007.  He is also Chairman and Chief Executive Officer of each of the Corporation’s major wholly-owned subsidiaries.  Mr. Miller has been employed by the Corporation since 1965.

JOHN M. O’MARA                                                           Age 81                                          Director Since 1981

Mr. O’Mara served as a financial consultant with Citicorp Venture Capital Ltd. at the time of his retirement in 1996.  Since 1996, he has been engaged as a business consultant and private investor.  He was also a director of The Midland Company from 1996 until his retirement from that position in April, 2008.

THOMAS H. PATRICK                                                   Age 65                                           Director Since 1983

Mr. Patrick has been a principal and co-owner of New Vernon Capital LLC, an investment management company since 2004.  During 2002 and 2003, he was the Executive Vice Chairman, Finance & Administration of Merrill Lynch & Co., Inc., and prior thereto he held a number of executive positions with Merrill Lynch & Co., Inc.  Mr. Patrick also serves as a director of Deere & Company and Computer Sciences Corporation.

JOHN A. PIGOTT                                                              Age 77                                          Director Since 1997

Prior to his retirement in 1996, Mr. Pigott served in various capacities at Anixter, Inc., including Director, Vice Chairman, President and Chief Executive Officer.

KENNETH D. SACKS                                                      Age 44                                           Director Since 2007

Mr. Sacks has served as Principal and Chairman of the Board of Directors of JMB Insurance, Inc., an insurance brokerage company located in Chicago since 2003 and has held various positions with that firm since 1992.  Prior to his affiliation with JMB Insurance, Inc., Mr.

Sacks was engaged in real estate portfolio management with JMB Realty Corporation in Chicago and Merrill Lynch Hubbard in New York.

NATHAN SHAPIRO                                                        Age 72                                           Director Since 1979

Mr. Shapiro has served as the President of SF Investments, Inc., a broker/dealer in securities since 1970.  Since December, 1977, he has also served as President of New Horizons, Inc., management consultants.

NORTON SHAPIRO                                                         Age 76                                           Director Since 1983

Prior to his retirement in 1999, Mr. Shapiro served as Executive Vice President of National Superior Fur Dressing & Dyeing Co., Inc., a corporation engaged in the processing, cleaning and dressing of furs.

ROBERT SHAPIRO                                                           Age 70                                          Director Since 1997

Mr. Shapiro has served as President and Chief Executive Officer of Emlin Cosmetics, Inc., a corporation engaged in the manufacture and distribution of cosmetic products, since 1964.

STEVEN A.  SHAPIRO                                                     Age 44                                          Director Since 2007

Mr. Shapiro has served as Vice President of SF Investments, a broker/dealer in securities since 2002.  Mr. Shapiro has also been a member of Millennium Asset Advisers LLC, the General Partner in a series of investment limited partnerships, including the New Vernon Insurance Fund, since 2002.  Mr. Shapiro also serves on the Board of Directors of First Mercury Financial Corporation.

JOHN D. WEIL                                                                   Age 68                                          Director Since 1997

Mr. Weil has served as President of Clayton Management Co., a private investment management firm, since 1973.  Mr. Weil also serves as a director of Allied Healthcare Products, Inc. and PICO Holdings, Inc.

Executive Compensation Discussion and Analysis

Components of Executive Compensation for 2008

Annual Incentives for 2008, page 11

Question 13.  In your Compensation Discussion Analysis, you reference both performance goals and individual performance criteria with respect to the awards granted under your annual incentive plan.  Furthermore, we note that your newly-adopted Executive Bonus Incentive Plan also includes the attainment of individual performance goals as a component.  Please note that you should include in your disclosure a full discussion of any individual or corporate objectives used to determine your executive officers’ bonus payments.  Please provide us with draft disclosure for your 2009 proxy statement that provides the following:

•	The performance objectives;
•	Confirmation that you will discuss the achievement of the objectives; and
•	A discussion of how the level of achievement will affect the actual bonuses to be paid.

To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.

Response - We will prospectively revise our Compensation Discussion and Analysis at it relates to individual goals related to the annual incentive plan is as follows:

Annual Incentives for 2009
The Corporation’s executive officers, including each of the Named Executive Officers, participate in the Corporation’s annual incentive plan.  Each participant in the plan is provided with a target annual incentive opportunity according to the pay strategy discussed above.

Annual incentive bonuses for 2009 were determined using a preset formula-based bonus program consisting of two components: 75% dependent on a pre-tax operating profit hurdle and 25% dependent on the achievement of personal goals and objectives designed to enhance the overall performance of the Company.

For the operating profit component, the Compensation Committee (the “Committee”) established a “hurdle” for purposes of calculating the amount, if any, of the bonus.  The hurdle was referenced to the expected operating profit for 2009 of the Corporation, before federal income taxes, as approved by the Board of Directors.  Seventy five percent (75%) of the executive’s bonus was determined by referencing the actual operating profit for the year against the hurdle amount.  This portion of the bonus will increase or decrease as actual operating income is higher or lower than the hurdle within a range of 75% of the hurdle, referred to as the “threshold” and 150% of the hurdle, referred to “superior performance”.  The formula will multiply 75% of the target bonus by the percentage difference within this range times two.  Therefore, if operating income falls below the threshold, this portion of the bonus is eliminated.  If operating income equals or exceeds superior performance, the maximum that this portion of the bonus could be is double the target.  For 2009, actual operating profit was XX% of the hurdle and, accordingly, this portion of the target bonus was reduced by X%.

Individual performance goals vary somewhat among the Named Executive Officers, and consist of numerous subjective and objective criteria.  The most significant of the common objective goals for 2009 included participation in the formulation of a company-wide strategic plan, the development of comprehensive performance based management criteria for each staff member, formal evaluation of staff productivity and creation of and adherence to departmental budgets.  For the individual performance component, the CEO evaluated each of the Named Executive Officers, with the exception of himself and made recommendations to the Committee on actual discretionary awards for each of the Named Executive Officers.  Achievement of all significant individual performance goals results in the payment of the target amount of this component of the bonus.  This component can be decreased or eliminated based on the CEO’s evaluation of individual performance or, in limited cases, increased to reflect increased levels of responsibility during the year.  For 2009, the CEO determined that each of the Named Executive Officers achieved their significant individual goals and, accordingly, target awards for this component were recommended for each.  The Committee accepted the CEO’s recommendations for these amounts and also determined a discretionary award for the CEO based on the same set of individual performance criteria.

Long-term Incentives for 2008, page 12

Question 14.  We note your discussion of grants of “equity appreciation rights” to executive officers and other employees that you have made since 1997.  Please provide further details concerning these instruments, including all exercise restrictions and whether or not there exists a formal plan by which such awards are made.  Furthermore, please be advised that Item 402(a)(6) of Regulation S-K includes stock appreciation rights within the definition of “option.”  As it appears there are outstanding awards of such stock appreciation rights, please provide appropriate disclosure in an “Outstanding Equity Awards at Fiscal Year End” table.  In addition, please consider whether you will need to provide an “Option Exercises and Stock Vested Table” to reflect any exercise or settlement of stock appreciation rights during the fiscal year.

Response - While we have used similar disclosures for our “equity appreciation rights” for several years, your comments caused us to realize that this term could be confusing to readers.  This bonus program has nothing to do with equity securities or the market price of the Company’s common stock.  It is simply a long-term cash based incentive plan formulaically based on increases in the Company’s book value.  As such, it seems that changing the designation to “book value appreciation rights” would be more descriptive and help avoid misinterpretation.    Following is a prospective revision to the disclosure regarding these rights addressing your comments:

The Corporation has, in the past, granted stock options to certain executive officers and other employees of the Corporation. However, since 1997, the Committee has not widely used the Corporation’s common stock to compensate executive officers and other employees of the Corporation.  Instead, for several years the Corporation has utilized “book value appreciation rights” (BVAR’s) as our sole form of long-term incentives for executive officers and other management personnel.  BVAR’S do not have any association with the value of the Corporation’s common stock and are settled solely in cash.  No equity securities are issued in connection with this form of compensation.

BVAR’S provide deferred compensation to employees, including the Named Executive Officers, formulaically based on the increase in the Corporation’s book value, with certain adjustments for extra dividends paid to shareholders, over a five-year period.  This program results in compensation which is directly linked to the Corporation’s performance and increases in the book value of the Corporation.  The Committee believes the book value of the Corporation generally tracks shareholder value, closely aligning value realized from BVAR’S with shareholder value creation.  Reductions in the value of BVAR’S for the

Named Executives during 2008, resulting from a decline in the Corporation’s book value, are shown in the Non-Equity Incentive Compensation column of the Summary Compensation Table since the BVAR’S are not based upon and are not settled in any form of equity securities.

BVAR’S vest ratably over a three-year period, cannot be exercised prior to January 1 of the expiration calendar year (five years from grant), except in the case of death, disability or normal retirement and, further, termination of employment for reasons other than death, disability or retirement results in forfeit of vested BVAR’S.  These plan provisions provide employee retention benefits to the Corporation.  BVAR’S, when granted, have historically been widely distributed to all salaried employees in amounts proportional to their job responsibilities and annual salary bases.

As described above, these BVAR’S are not “Equity Awards” as they are not paid in equity securities and the change in value of the awards are not tied to the market value of the Company’s common stock but, rather, to its book value.  Accordingly, we believe that we have properly classified them as Non-Equity Compensation and do not believe that it is appropriate to include them in the Outstanding Equity Awards at Fiscal Year End table.

Both the Outstanding Equity Awards at Fiscal Year End and the Option Exercises and Stock Vesting tables are designed for awards granted and settled in securities and data related to the BVAR’S, which are not equity based, does not fit in these tables.  However, we acknowledge that it would be helpful to add disclosures relating to outstanding awards in the narrative on page 12 and will do so prospectively.

Regarding settlements, the Instructions to Item 402(c)(2)(vii) state that if the relevant performance measure is satisfied during the fiscal year (including for a single year in a plan with a multi-year performance measure), the earnings are reportable for that fiscal year, even if not payable until a later date, and are not reportable again in the fiscal year when amounts are paid to the Named Executive Officer.  While we wouldn’t object to disclosing cash payments made in the current year, because we report the actual increase in value of the BVAR’S each year as they occur, we believe that reporting them again in the year in which they are settled would not be in accordance with Item 402(c)(2)(vii) and could be confusing to readers.

Question 15.  We note that you have disclosed the stock appreciation rights in the “Non-Equity Incentive Compensation” column of the “Summary Compensation” table.  Please be advised that these awards should properly be disclosed in the “Option Awards” column of the table and the dollar amount recognized for financial statement purpose with respect to the applicable fiscal year in accordance with FAS 123R.  Please refer to Item 402(c)(2)(vi) of Regulation S-K.

Response - As noted in the answer to 14, above, we believe that the appropriate classification for compensation resulting from the BVAR’S is as Non-Equity Incentive Compensation, and not Option Awards, in the Summary Compensation Table.  The amount shown in the Summary Compensation Table is the amount recognized for financial statement purposes related to the actual change in the Company’s book value during each year and, accordingly, the provisions of FAS 123R are not applicable to these cash based awards.  While covered in the discussion of Long Term Incentives for 2008 on page 12, we would have no objection to adding the following footnote to the Non-Equity Incentive Compensation column of the Summary Compensation Table to further clarify the amounts shown therein:

Amounts shown in this column represent the change in vested and unvested value of book value appreciation rights which are based on actual increases or decreases in the Corporation’s book value during the year.  These amounts are paid only upon satisfaction of holding period restrictions and are subject to complete forfeiture should employment terminate prior to satisfaction of holding period requirements.

The undersigned acknowledges that:
•	the Company is responsible for the adequacy of the disclosures in its filings.
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or require additional information, please contact me at your convenience.

Regards,

/s/Michael Edwards
Michael B. Edwards
Assistant Vice President – Financial Reporting